UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42024

Mingteng International Corporation Inc.

(Translation of registrant’s name into English)

Lvhua Village, Luoshe Town,

Huishan District, Wuxi

Jiangsu Province, China 214189
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

On August 22, 2025, Ms. Ronghua Xu notified Mingteng International Corporation Inc. (the “Company”) of her resignation as an independent director and the chairwoman of the Audit Committee, effective upon the Board of Directors approving the Company’s acceptance of her resignation notice, which occurred on August 22, 2025.

On August 22, 2025, the Board of Directors approved the appointment of Mr. Yang Xiao as an independent director, chairman of the audit committee, and member of the nominating and corporate governance committee and compensation committee of the Company, effective August 22, 2025.

The biographical information of Mr. Yang Xiao is set forth below:

Mr. Xiao has over 15 years of experience in accounting and management consulting. Since March 2012, he has served as a shareholder and partner of Hanhua Qinye Management Consulting (Beijing) Co., Ltd., where he is responsible for developing and executing the firm’s business operation plan and has also acted as a financial advisor in Global Mofy’s IPO (NASDAQ: GMM). Since November 2008, he has been a partner of Bohan Furen (Beijing) Accounting Firm (General Partnership), where he participated in audit work for ETmobile. From March 2006 to December 2008, he was a certified public accountant at Beijing Huiyun Certified Public Accounting Co., Ltd. Between December 2004 and March 2006, he worked at Beijing Huaxia Tianhai Certified Public Accounting Firm, and from November 2002 to December 2004, he was with Beijing Huaxia Zhengfeng Certified Public Accounting Firm. Mr. Xiao began his career as a general ledger accountant at Beijing Shuanghe Modern Medicine Technology Co., Ltd. from September 2000 to February 2002, where he was responsible for overall accounting and audit matters. Mr. Xiao earned a bachelor’s degree in accounting from Beijing Wuzi University in July 2000. He has been a certified public accountant in the PRC since November 2002 and an international certified internal auditor since November 2007.

Mr. Xiao does not have a family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The Board has determined that Yang Xiao is independent, pursuant to the definition of independence under Rule 5605(a)(2) of the Nasdaq Listing Rules, based on an evaluation of the relationships between the Company and Yang Xiao The Board has further determined that Yang Xiao qualifies as an “audit committee financial expert” under Item 407(d)(5) of Regulation S-K of the Securities Exchange Act of 1934, as amended, and satisfies the financial sophistication requirements of Rule 5605(c)(2)(A) of the Nasdaq Listing Rules, based on his education, experience, and professional background.

Pursuant to the director offer letter by and between the Company and Mr. Yang Xiao, dated August 21, 2025, (the “Director Offer Letter with Mr. Yang Xiao”), the term shall continue until his successor is duly elected and qualified. The Board of Directors may terminate the position as a director for any or no reason. The position shall be up for re-appointment every year by the Board of Directors of the Company. Mr. Yang Xiao is entitled to compensation of $30,000 (for each calendar year, payable on a quarterly basis. The offer letter is qualified in its entirety by reference to the complete text of the letter, which is filed hereto as Exhibit 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter between the Company and Mr. Yang Xiao

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mingteng International Corporation Inc.

Date: August 26, 2025	By:	/s/ Yingkai Xu
	Name:	Yingkai Xu
	Title:	Chief Executive Officer

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